Exhibit 99.1

Naked Brand Group Limited Announces Strategic Brand Divestiture Initiative

Company Exploring Strategic Options to Monetize Heritage Fayreform Brand

SYDNEY – June 27, 2019 - Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, announced today that it is exploring the option to strategically divest one or more of the brands in its portfolio as part of its strategic new direction.

Current brands in the Company’s portfolio include Naked, Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State, Frederick’s of Hollywood, Heidi Klum Intimates, Heidi Klum Man and Heidi Klum Swim.

“Select brands within our portfolio, such as Fayreform & Pleasure State, have proven to be incredibly successful brands and are household names in select global markets,” said Anna Johnson, Chief Executive Officer of Naked Brand Group Limited. “As an inevitable result of this success, we have had numerous inquiries about potentially purchasing a brand in our portfolio, inclusive of these brands.

“As a management team, we will consider offers made for select brands within our portfolio where we feel there is the opportunity to fortify our balance sheet, drive strategic growth initiatives and create value for our shareholders over the long-term. I look forward to providing updates on this front as appropriate,” concluded Johnson.

Naked Brand Group has appointed Australian firm Allunga Advisory to explore certain opportunities, however has not set a timetable for the strategic process nor has it made any decisions relating to any strategic alternatives at this time, and no assurance can be given as to the outcome of the process. Naked Brand Group does not intend to disclose additional details unless and until further disclosure is appropriate or necessary.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 11 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Naked, Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State, Heidi Klum Intimates, Heidi Klum Man, Heidi Klum Swim. Naked Brand Group Limited products are available in 44 countries worldwide through 6,000 retail doors, a growing network of E-commerce sites and 61 company-owned Bendon retail and outlet stores in Australia and New Zealand. Brands are distributed through premier department stores, specialty stores, independent boutiques and third-party e-commerce sites globally, including Macy’s, Nordstrom, Saks Fifth Avenue, Harrods, Selfridges, Amazon and ASOS among others. For more information please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘could,’’ ‘‘should,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘aim(s),’’ ‘‘ can,’’ ‘‘would,’’ ‘‘expect(s),’’ ‘‘estimate(s),’’ ‘‘project(s),’’ ‘‘forecast(s)’’, ‘‘ positioned,’’ ‘‘approximately,’’ ‘‘potential,’’ ‘‘goal,’’ ‘‘pro forma,’’ ‘‘strategy,’’ ‘‘outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding future financial performance, future growth in our business, future strategic transactions, trends in our industry, product innovation and operational expansion. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: our ability to complete a strategic divestiture or other transaction; the risk that the projected benefit of a strategic divestiture or other transaction will not be realized; the risk of adverse effects on our business from a strategic divestiture or other transaction; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares may not develop or be sustained; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2018, as amended. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Joel Primus
Naked Brand Group Limited
joel@thenakedshop.com

Chris Tyson
MZ North America
chris.tyson@mzgroup.us
949-491-8235